

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

October 5, 2007

Via U.S. mail

Mr. Junhong Xiong
AgFeed Industries, Inc.
1095 Qing Lan Avenue
Economic and Technical Development Zone
Nan Ching City, Jiangxi Province
China 330013

> **Re:** **AgFeed Industries, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed September 21, 2007**
> **File No. 333-144131**

Dear Mr. Xiong:

We have reviewed the response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis, page 21

Liquidity and Capital Resources, page 28

1.   We note your response to prior comment 5 in our letter dated August 30, 2007, and do not believe that you have sufficiently demonstrated how your financial statements alone, without those of the potential acquisition, provide investors with adequate financial information with which to make an investment decision. In

this regard, provide to us the agreed-upon or contemplated terms of the acquisition and your analysis regarding the anticipated significance of this business to your company in the event it is acquired. Refer to Regulation S-B, Item 310.

Segment Reporting, page F-34

2.   We note your response to prior comment 13 in our letter dated August 30, 2007, and continue to be unable to agree with your conclusions. An initial step in applying SFAS 131 is identifying operating segments. Based on the CODM reports provided to us, each of the three subsidiary companies meets the definition of an operating segment as defined in paragraph 10 of SFAS 131. After identifying operating segments, an evaluation must be made as to whether the operating segments may be aggregated into reportable segments as described in paragraph 16. Aggregation is only appropriate if they share similar economic characteristics and if they are similar in each of the criteria identified in paragraph 17 of SFAS 131.

The information you have provided in your response does not appear to include substantive information demonstrating how you have analyzed the economic characteristics of the subsidiary companies. Please provide this analysis. Based on the guidance of paragraph 17 of SFAS 131 and information contained in your filing, this analysis should address the gross margins, sales volumes, sales trends and product mixes at each of the subsidiary companies.

For further guidance, see Item 2.L.2 in Current Accounting and Disclosure Issues in the Division of Corporation Finance, which can be found on our website at:

http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sandra Eisen at (202) 551-3864 or Brad Skinner at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact John Madison at (202) 551-3296 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: B. Skinner
 S. Eisen
 J. Madison

 Via facsimile
 William W. Uchimoto, Jr., Esquire
 (215) 972-1819